**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**3 April 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Medivation, Inc.**

**File No. 1-32836 - CF# 30565**

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Medivation, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.1 and 10.2 to a Form 10-Q filed on August 9, 2011. Exhibit 10.2 was refiled with fewer redactions as Exhibit 10.2 to a Form 10-Q/A filed on March 24, 2014.

Based on representations by Medivation, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 to Form 10-Q filed August 9, 2011 | through December 31, 2023 |
| Exhibit 10.2 to Form 10-Q filed August 9, 2011 | through December 31, 2023 |
| Exhibit 10.2 to Form 10-Q/A filed March 24, 2014 | through December 31, 2023 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary